[LETTERHEAD]

July 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:  Office of Filings, Information & Consumer Services

RE:	Cube Thematic Alternatives Fund (the “Registrant”)

File No. 812-14391

Cube Capital Investment Management Limited (together with the Registrant, the “Applicants”)

File No. 812-14391-01

Ladies and Gentlemen:

On behalf of the Applicants we respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 18(c) and 18(i) of the 1940 Act, and for an order pursuant to Section 17(d) under the 1940 Act and Rule 17d-1 thereunder. The application was filed with the Securities and Exchange Commission on November 25, 2014.

Subsequent to the filing of the application, the Applicants decided not to go forward with the offering of the Registrant. The Registrant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Please contact me at (617) 662-1504 if you have any questions with respect to this request.

/s/ Brian F. Link

Brian F. Link, Esq.

Vice President and Managing Counsel

State Street Bank and Trust Company

cc:	Mike Williams, Cube Capital Investment Management Limited

Bryan Chegwidden, Esq., Ropes & Gray LLP